UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror)

a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule TO”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Spirit. Spirit’s principal executive office is located at 2800 Executive Way, Miramar, Florida 33025, and its telephone number is (954) 447-7920.

(b) This Schedule TO relates to all of the issued and outstanding Shares. According to Spirit, as of May 6, 2022, there were 108,618,703 Shares issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections “Price Range of Shares; Dividends” and “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning JetBlue and the Purchaser” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)—(viii), (xii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights” and “Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(1)(ix)—(xi) Not applicable.

(a)(2)(i)—(iv) and (vii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” and “Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger” is incorporated herein by reference.

(a)(2)(v)—(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning JetBlue and the Purchaser,” “Background of the Offer; Other Transactions with Spirit,” “Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger,” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3–7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” “Background of the Offer; Other Transactions with Spirit,” “Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger,” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections “Summary Term Sheet” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections “Introduction,” “Certain Information Concerning JetBlue and the Purchaser,” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections “Introduction” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections “Certain Information Concerning JetBlue and the Purchaser,” “Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger” and “Background of the Offer; Other Transactions with Spirit” of the Offer to Purchase is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Purpose of the Offer and the Potential Merger; Plans for Spirit; Statutory Requirements; Approval of the Potential Merger,” “Background of the Offer; Other Transactions with Spirit,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the section “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the section “Legal Proceedings” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 16, 2022.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in The Wall Street Journal, dated May 16, 2022.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release of JetBlue Airways Corporation, dated May 16, 2022.

(b)	Not applicable.

(d)	Confidentiality Agreement, dated April 8, 2022, by and between JetBlue Airways Corporation and Spirit Airlines, Inc.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

SUNDOWN ACQUISITION CORP.

By:	/s/ Brandon Nelson
	Name:	Brandon Nelson
	Title:	Secretary

JETBLUE AIRWAYS CORPORATION

By:	/s/ Brandon Nelson
	Name:	Brandon Nelson
	Title:	General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated May 16, 2022.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in The Wall Street Journal, dated May 16, 2022.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release of JetBlue Airways Corporation, dated May 16, 2022.

(b)	Not applicable.

(d)	Confidentiality Agreement, dated April 8, 2022, by and between JetBlue Airways Corporation and Spirit Airlines, Inc.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.